UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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Form 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-40368

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SAI.TECH GLOBAL CORPORATION
(Exact name of Registrant as specified in its charter)

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#01-05 Pearl’s Hill Terrace
Singapore, 168976
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

EXPLANATORY NOTE

SAI.TECH Global Corporation (the “Company”) hereby furnishes the following documents: (i) a press release with respect to the Company’s annual general meeting of shareholders (the “Annual Meeting”); (ii) a notice with respect to the Annual Meeting, which will be held virtually at http://www.virtualshareholdermeeting.com/SAI2024, on August 6, 2024, at 9:00 a.m. Eastern Standard time; (iii) a form of proxy card for use in connection with the Annual Meeting, and (iv) a draft of the Third Amended and Restated Memorandum and Articles of Association.

The press release is furnished with this report of foreign private issuer on Form 6-K (this “Form 6-K”) as Exhibit 99.1. The notice of annual general meeting is furnished with this Form 6-K as Exhibit 99.2. The form of proxy card is furnished with this Form 6-K as Exhibit 99.3. The draft Third Amended and Restated Memorandum and Articles of Association is furnished with this Form 6-K as Exhibit 99.4.

EXHIBIT INDEX

Number	Description of Document
99.1	Press Release
99.2	Notice of Annual General Meeting
99.3	Form of Proxy for the Annual General Meeting
99.4	Draft Third Amended and Restated Memorandum and Articles of Association

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 6-K and that it has duly caused and authorized the undersigned to sign this report on its behalf.

SAI.TECH Global Corporation
Date: July 23, 2024	By:	/s/ Risheng Li
	Name:	Risheng Li
	Title:	Chief Executive Officer